December 1, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Julia Griffith

Re:	Sigilon Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-250070

Acceleration Request
Requested Date: December 3, 2020
Requested Time: 4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Morgan Stanley & Co. LLC and Jefferies LLC, as representatives of the several underwriters, hereby join Sigilon Therapeutics, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-250070) (the “Registration Statement”) to become effective on Thursday, December 3, 2020, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

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Very truly yours,

MORGAN STANLEY & CO LLC

By:	/s/ Kalli Dirks
Name:	Kalli Dirks
Title:	Executive Director

JEFFERIES LLC

By:	/s/ Matthew Kim
Name:	Matthew Kim
Title:	Joint US Head of Biopharmaceuticals, Managing Director

cc:	Rogerio Vivaldi Coelho, M.D., Sigilon Therapeutics, Inc.
Marc Rubenstein, Ropes & Gray LLP
William Michener, Ropes & Gray LLP
Peter N. Handrinos, Latham & Watkins LLP
Wesley Holmes, Latham & Watkins LLP

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